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                                                                EXHIBIT A.(5)(b)

Family Term Agreement - Children
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General Information

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions.

What does this agreement provide?

We will pay the death benefit shown for this agreement on page 1 of this policy when we receive proof satisfactory to us that an insured child died while this agreement is in force. In this agreement, "insured" means the person insured under the policy; "insured child" means any natural child, step-child, or legally adopted child of the insured, who is at least 14 days old, and who:

  (1) is named in the application for this agreement and on the date of that application has not attained his or her 18th birthday; or

  (2) is born to the insured after the date of that application; or

  (3) is legally adopted by the insured after the date of that application but before the child's 18th birthday.

The insurance on each insured child is level term insurance which expires on the policy anniversary after that child's 25th birthday. The amount of life insurance on each insured child is shown on page 1.

What is the cost for this agreement?
The additional annual premium for this agreement is shown on page 1. Premiums for this agreement are payable until:

  (1) the policy anniversary after the youngest insured child's 25th birthday;
      or

  (2) the death of the last surviving insured child; or

  (3) the death of the insured.

If the insured dies before this agreement terminates, the insurance provided by this agreement will continue for the remainder of its term without payment of further premiums. Any premium payable on this policy after this agreement terminates will be reduced by the premium for this agreement.

Who will receive the proceeds from this agreement?

We will pay the death benefit to the beneficiary designated for this agreement, if living; otherwise to the insured, if living; otherwise to the legal spouse of the insured, if living; otherwise to the living person or persons then insured under this agreement, equally if more than one, or if none, the estate of the person at whose death payment is to be made.


99-904 Family Term Agreement - Children                 Minnesota Life
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Who will control this agreement at the insured's death?

If the insured is the owner, at the death of the insured, the legal spouse of the insured will have complete control of this agreement. At the death of the legal spouse, or if the insured has no legal spouse, all rights will vest in each insured child with respect to the insurance then in force under this agreement on the life of each insured child.

Can this agreement be reinstated?

If the policy to which this agreement is attached is reinstated in accordance with its provisions, this agreement may also be reinstated. We will require the payment of all overdue premiums and evidence of insurability satisfactory to us for all persons then eligible for insurance under this agreement. No benefits will be paid for the death of an insured child occurring after the expiration of the grace period on this policy and prior to the date of reinstatement.

Is there a suicide limitation?

If within two years from the effective date of this agreement, the insured dies by suicide, whether sane or insane, our liability under this agreement will be limited to the return of the additional premiums paid for this agreement, and this agreement will then automatically terminate.

When does this agreement become incontestable?

Except for nonpayment of premium, this agreement will be incontestable after it has been in force during an insured child's lifetime for two years from the effective date of the agreement.

Can this insurance be converted to a new policy?

Upon termination of the insurance on an insured child, you may convert that insurance without evidence of insurability to a new policy on that child. We must receive the application for the new policy and payment of the first premium at our home office before 31 days after the insurance terminates or expires. The insured child must be living on the date of conversion.

The new policy must be on a whole life or higher premium plan which we then offer. Also, the new policy must be within the issue and amount limits for the plan. It will be issued as of the date of termination at the premium rate then used for the insured child's age on that date.

If the insurance on an insured child is converted prior to the child's 25th birthday, the amount of the new policy may not exceed the amount of that insurance. If the insurance on an insured child is converted within 30 days of the policy anniversary after the child's 25th birthday, the amount of the new policy may not exceed 5 times the amount of that insurance.

We will not require evidence of insurability on the insured child satisfactory to us unless the new policy is to contain an additional benefit agreement. However, if this policy contains a waiver of premium agreement, a waiver of premium agreement may be included in the new policy without evidence of insurability. The waiver of premium agreement will not cover any disability of the insured child commencing before the policy date of the new policy.

When does this agreement terminate?

This agreement will terminate on:
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  (1) the date any premium due for this policy remains unpaid at the end of the grace period; or

  (2) the date this policy is continued as extended term insurance; or

  (3) the date this policy is surrendered or terminated; or

  (4) the date we receive a written request to cancel this agreement; or

  (5) the policy anniversary after the youngest insured child attains age 25; or

  (6) the date of death of the last surviving insured child.

This agreement is effective as of the policy date of this policy unless a different effective date is shown here.


/s/ Robert L. Senkler
President


/s/ Dennis E. Prohofsky
Secretary